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-------------------------               UNITED STATES SECURITIES AND EXCHANGE COMMISSION              ------------------------------
         FORM 4                                      WASHINGTON, D.C. 20549                                     OMB APPROVAL
-------------------------                                                                             ------------------------------
[ ] Check this box if no                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 OMB Number:        3235-0287
    longer subject to                                                                                  Expires:    January 31, 2005
    Section 16. Form 4       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
    or Form 5 obligations      Section 17(a) of the Public Utility Holding Company Act of 1935 or      hours per response.......0.5
    may continue. See                  Section 30(h) of the Investment Company Act of 1940            ------------------------------
    Instruction 1(b).

    (Print or Type Responses)
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1.  Name and Address of Reporting Person*   2. Issuer Name and Ticker or Trading Symbol      6. Relationship of Reporting Person(s)
                                                                                                to Issuer
                                               Cosi, Inc.  COSI                                       (Check all applicable)
    Diamond        Terry                                                                     [X] Director        [ ] 10% Owner
    ------------------------------------    -----------------------------------------------  [ ] Officer (give   [ ] Other (specify
    (Last)        (First)      (Middle)     3. I.R.S. Identification     4. Statement for                 title             below)
                                               Number of Reporting          Month/Day/Year                below)
                                               Person, if an entity
                                               (Voluntary)                  March 7, 2003
    242 West 36th Street                                                                      --------------------------------------
    ------------------------------------                                 -----------------------------------------------------------
                  (Street)                                               5. If Amendment,    7. Individual or Joint/Group Filing
                                                                            Date of                 (Check Applicable Line)
                                                                            Original         [X] Form filed by One Reporting Person
    New York        NY           10018                                      (Month/Day/Year) [ ] Form filed by More than One
    ------------------------------------                                                         Reporting Person
    (City)        (State)        (Zip)

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
                       TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security  2. Trans- 2A. Deemed 3. Transaction  4. Securities Acquired (A)  5. Amount of    6. Ownership   7. Nature of
   (Instr. 3)            action     Execu-    Code (Instr.    or Disposed of (D)          Securities      Form:          Indirect
                         Date       tion      8)              (Instr. 3, 4 and 5)         Beneficially    Direct (D)     Beneficial
                                    Date,                                                 Owned           or Indirect    Ownership
                                    if any                                                Following       (I)            (Instr. 4)
                                                                                          Reported        (Instr. 4)
                         (Month/    (Month/                                               Transaction(s)
                         Day/       Day/                                                  (Instr. 3
                         Year)      Year)                                                 and 4)
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                                              Code     V   Amount  (A) or (D)  Price
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Common Stock             3/5/03               P             8,600      A       $1.99         8,600         D
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Common Stock             3/5/03               P             8,600      A       $1.99       397,537(1)      I           Purchased by
                                                                                                                       Spouse
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Common Stock             3/6/03               P            26,400      A       $1.76        35,000         D
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Common Stock             3/6/03               P            26,400      A       $1.76       423,937(1)      I           Purchased by
                                                                                                                       Spouse
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Common Stock             3/7/03               P            15,000      A       $1.77        50,000         D
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Common Stock             3/7/03               P            15,000      A       $1.77       438,937(1)      I           Purchased by
                                                                                                                       Spouse
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(1) Includes 386,554 shares held by Talon Opportunity Fund (Mr. Diamond is the Managing Member of Talon Opportunity Fund) and 2,383
shares held by Mr. Diamond's spouse.

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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM
                    ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
                                                                                                                              (Over)
                                                                                                                     SEC 1474 (9-02)
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
FORM 4 (continued)

                          TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title  2. Conver- 3. Trans-  3A.    4. Trans- 5. Number of   6. Date      7. Title   8. Price 9. Number 10. Owner- 11. Nature of
   of        sion or    action  Deemed    action    Derivative     Exer-        and        of       of         ship       Indirect
   Deriv-    Exercise   Date    Execu-    Code      Securities     cisable      Amount     Deriv-   deriv-     Form of    Beneficial
   ative     Price of           tion      (Instr.   Acquired (A)   and Expi-    of         ative    ative      Deriv-     Ownership
   Secu-     Deriv-     (Month/ Date,     8)        or Disposed    ration       Under-     Secu-    Secu-      ative      (Instr. 4)
   rity      ative      Day/    if any              of (D)         Date         lying      rity     rities     Secu-
   (Instr.   Security   Year)                       (Instr. 3,     (Month/      Securi-    (Instr.  Benefi-    rity:
   3)                           (Month/             4, and 5)      Day/         ties       5)       cially     Direct
                                Day/                               Year)        (Instr.             Owned      (D) or
                                Year)                                           3 and 4)            Follow-    Indirect
                                                                                                    ing        (I)
                                                                                                    Reported   (Instr.
                                                                                                    Trans-     4)
                                                                                                    action(s)
                                                                                                    (Instr.
                                                                                                    4)
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                                       Code   V    (A)   (D)    Date    Expir-  Title Amount
                                                                Exerci- ation         or
                                                                sable   Date          Number
                                                                                      of
                                                                                      Shares
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Explanation of Responses:



                                                                /s/ Terry Diamond                                  3/7/03
                                                     ------------------------------------------          ---------------------------
                                                         ** Signature of Reporting Person                           Date

**    Intentional misstatements or omissions of facts constitute Federal
      Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                              Page 2
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